Exhibit 99.1

Canadian Solar Announces At-The-Market Offering of Common Shares

GUELPH, Ontario, August 15, 2013 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that it has filed a prospectus supplement to sell up to an aggregate of US$50.0 million of its common shares through an at-the-market equity offering program.  The common shares will be offered through Credit Suisse as sales agent.

Sales, if any, of the common shares under the at-the-market equity offering program will be made from time to time, at the Company’s discretion, by means of ordinary broker transactions, including on the NASDAQ, in negotiated transactions at market prices, or as otherwise agreed with the sales agent.  Canadian Solar intends to use the net proceeds from the sales of its common shares for general corporate purposes, which may include solar power project development expenses and working capital.

The common shares will be offered under the Company’s existing shelf registration statement which has become effective.  A prospectus supplement and a related base prospectus describing the terms of the offering have been filed with the Securities and Exchange Commission (the “SEC”). Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the at-the-market offering.  A copy of the prospectus supplement and the base prospectus relating to these securities may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering may be made only by means of a prospectus supplement and the related base prospectus.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to providing advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements made or incorporated by reference in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Company project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013 and the prospectus supplement filed today. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.